Via Facsimile and U.S. Mail
Mail Stop 6010

February 23, 2007

Mr. Stephen D. Chubb
Director, Chairman and Chief Executive Officer
Matritech, Inc.
330 Nevada Street
Newton, MA 02460

> **Re: Matritech, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-12128**

Dear Mr. Chubb:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant